CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of May 2007
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

UNCONSOLIDATED NET INCOME OF PS 48,433 MILLION FOR THE MONTH OF APRIL 2007
TOTALING PS 271,399 MILLION FOR THE FIRST FOUR MONTHS OF 2007
Medellín, Colombia, May 14, 2007
BANCOLOMBIA reported unconsolidated net income of Ps 48,433 million during the past month of April.
During April, total net interest income, including investment securities amounted to Ps 156,792 million. Additionally, total net fees and income from services totaled in the month Ps 50,579 million.
Total assets amounted to Ps 29.06 trillion, total deposits totaled Ps 19.37 trillion and BANCOLOMBIA’s total shareholders’ equity amounted to Ps 3.40 trillion.
BANCOLOMBIA’s (unconsolidated) level of past due loans as a percentage of total loans was 2.75% as of April 30, 2007, and the level of allowance for past due loans was 127.51%.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian Financial System in April 2007 was as follows: 18.1% of total deposits, 20.3% of total net loans, 19.2% of total savings accounts, 21.2% of total checking accounts and 12.9% of total time deposits.

*This report corresponds to the unconsolidated financial statements of BANCOLOMBIA. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Apr07/Mar07		Annual
(Ps Millions)	Apr-06	Mar-07	Apr-06	$	%	%
ASSETS
Cash and due from banks	1,045,932	1,619,057	2,865,659	1,246,602	77.00%	173.98%
Overnight funds sold	63,413	1,003,168	818,915	-184,253	-18.37%	1191.40%

Total cash and equivalents	1,109,345	2,622,225	3,684,574	1,062,349	40.51%	232.14%

Debt securities	6,819,827	4,217,210	3,936,616	-280,594	-6.65%	-42.28%
Trading	4,672,888	1,840,863	1,696,308	-144,555	-7.85%	-63.70%
Available for Sale	1,086,093	1,260,883	1,139,126	-121,757	-9.66%	4.88%
Held to Maturity	1,060,846	1,115,464	1,101,182	-14,282	-1.28%	3.80%
Equity securities	908,172	1,081,727	960,204	-121,523	-11.23%	5.73%
Trading	3,573	120,934	578	-120,356	-99.52%	-83.82%
Available for Sale	904,599	960,793	959,626	-1,167	-0.12%	6.08%
Market value allowance	-59,819	-29,614	-29,702	-88	0.30%	-50.35%

Net investment securities	7,668,180	5,269,323	4,867,118	-402,205	-7.63%	-36.53%

Commercial loans	10,225,019	13,620,491	14,000,684	380,193	2.79%	36.93%
Consumer loans	2,116,746	2,824,068	2,863,927	39,859	1.41%	35.30%
Small business loans	111,900	123,044	121,756	-1,288	-1.05%	8.81%
Mortgage loans	1,562,463	1,705,501	1,797,894	92,393	5.42%	15.07%
Allowance for loans and financial leases losses	-532,128	-656,995	-656,957	38	-0.01%	23.46%

Net total loans and financial leases	13,484,000	17,616,109	18,127,304	511,195	2.90%	34.44%

Accrued interest receivable on loans	163,641	186,482	204,684	18,202	9.76%	25.08%
Allowance for accrued interest losses	-6,848	-8,948	-8,956	-8	0.09%	30.78%

Net total interest accrued	156,793	177,534	195,728	18,194	10.25%	24.83%

Customers’ acceptances and derivatives	100,509	173,456	193,835	20,379	11.75%	92.85%
Net accounts receivable	234,340	383,756	308,803	-74,953	-19.53%	31.78%
Net premises and equipment	343,126	364,712	362,925	-1,787	-0.49%	5.77%
Foreclosed assets	23,895	17,310	13,986	-3,324	-19.20%	-41.47%
Prepaid expenses and deferred charges	26,995	21,256	27,353	6,097	28.68%	1.33%
Goodwill	43,409	33,250	30,946	-2,304	-6.93%	-28.71%
Other	291,182	366,404	354,999	-11,405	-3.11%	21.92%
Reappraisal of assets	640,692	666,123	896,479	230,356	34.58%	39.92%

Total assets	24,122,466	27,711,458	29,064,050	1,352,592	4.88%	20.49%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3,249,310	4,243,345	4,124,970	-118,375	-2.79%	26.95%
Checking accounts	2,966,503	3,806,841	3,836,485	29,644	0.78%	29.33%
Other	282,807	436,504	288,485	-148,019	-33.91%	2.01%

Interest bearing	10,623,450	14,651,045	15,244,686	593,641	4.05%	43.50%
Checking accounts	286,914	340,987	358,588	17,601	5.16%	24.98%
Time deposits	3,219,405	3,556,292	3,548,566	-7,726	-0.22%	10.22%
Savings deposits	7,117,131	10,753,766	11,337,532	583,766	5.43%	59.30%

Total deposits	13,872,760	18,894,390	19,369,656	475,266	2.52%	39.62%
Overnight funds	1,066,033	546,452	686,119	139,667	25.56%	-35.64%
Bank acceptances outstanding	57,031	53,284	51,205	-2,079	-3.90%	-10.22%
Interbank borrowings	1,673,587	1,581,683	2,210,286	628,603	39.74%	32.07%
Borrowings from domestic development banks	1,071,513	749,447	907,071	157,624	21.03%	-15.35%
Accounts payable	1,636,237	1,533,197	1,176,300	-356,897	-23.28%	-28.11%
Accrued interest payable	133,625	114,746	125,522	10,776	9.39%	-6.06%
Other liabilities	264,173	258,525	268,733	10,208	3.95%	1.73%
Bonds	1,041,314	560,185	532,050	-28,135	-5.02%	-48.91%
Accrued expenses	275,761	290,666	340,517	49,851	17.15%	23.48%

Total liabilities	21,092,034	24,582,575	25,667,459	1,084,884	4.41%	21.69%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	363,914	363,914	363,914	—	0.00%	0.00%

Retained earnings	1,509,057	1,647,070	1,695,503	48,433	2.94%	12.36%
Appropiated	1,228,943	1,424,104	1,424,104	—	0.00%	15.88%
Unappropiated	280,114	222,966	271,399	48,433	21.72%	-3.11%

Reappraisal and others	1,135,421	1,125,001	1,355,429	230,428	20.48%	19.38%
Gross unrealized gain or loss on debt securities	22,040	(7,102)	(18,255)	(11,153)	157.04%	-182.83%

Total shareholder’s equity	3,030,432	3,128,883	3,396,591	267,708	8.56%	12.08%

Total liabilities and shareholder’s equity	24,122,466	27,711,458	29,064,050	1,352,592	4.88%	20.49%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Apr-06	Apr-07%		Mar-07	Apr-07%
Interest income and expenses
Interest on loans	566,490	758,141	33.83%	198,244	205,108	3.46%
Interest on investment securities	70,530	87,484	24.04%	26,902	29,831	10.89%
Overnight funds	7,681	14,794	92.61%	3,445	4,632	34.46%

Total interest income	644,701	860,419	33.46%	228,591	239,571	4.80%

Interest expense Checking accounts	2,557	5,964	133.24%	1,473	1,263	-14.26%
Time deposits	69,685	78,822	13.11%	19,846	20,975	5.69%
Savings deposits	72,192	132,559	83.62%	37,697	38,978	3.40%

Total interest on deposits	144,434	217,345	50.48%	59,016	61,216	3.73%

Interbank borrowings	37,531	24,915	-33.61%	5,165	9,970	93.03%
Borrowings from domestic development banks	19,845	16,590	-16.40%	4,065	4,696	15.52%
Overnight funds	16,282	24,858	52.67%	6,272	3,092	-50.70%
Bonds	28,882	16,615	-42.47%	3,945	3,805	-3.55%

Total interest expense	246,974	300,323	21.60%	78,463	82,779	5.50%

Net interest income	397,727	560,096	40.82%	150,128	156,792	4.44%
Provision for loan and accrued interest losses, net	(60,326)	(80,612)	33.63%	(17,681)	(28,914)	63.53%
Recovery of charged-off loans	19,146	17,269	-9.80%	4,030	3,934	-2.38%
Provision for foreclosed assets and other assets	(10,384)	(7,417)	-28.57%	(1,867)	(2,895)	55.06%
Recovery of provisions for foreclosed assets and other assets	8,659	29,369	239.17%	4,471	3,446	-22.93%

Total net provisions	(42,905)	(41,391)	-3.53%	(11,047)	(24,429)	121.14%

Net interest income after provision for loans and accrued interest losses	354,822	518,705	46.19%	139,081	132,363	-4.83%

Commissions from banking services and other services	22,347	26,336	17.85%	7,915	6,129	-22.56%
Electronic services and ATM’s fees, net	28,028	22,180	-20.86%	6,038	4,691	-22.31%
Branch network services, net	16,835	31,549	87.40%	8,534	7,462	-12.56%
Collections and payments fees, net	21,867	33,273	52.16%	8,963	8,346	-6.88%
Credit card merchant fees, net	3,102	7,919	155.29%	1,473	1,800	22.20%
Credit and debit card fees, net	79,144	77,131	-2.54%	16,039	20,584	28.34%
Checking fees, net	18,981	21,467	13.10%	5,995	5,182	-13.56%
Check remittance, net	3,677	3,517	-4.35%	862	819	-4.99%
International operations, net	7,402	10,922	47.55%	2,633	2,751	4.48%

Total fees and other service income	201,383	234,294	16.34%	58,452	57,764	-1.18%

Other fees and service expenses	(22,581)	(29,323)	29.86%	(7,579)	(7,185)	-5.20%

Total fees and income from services, net	178,802	204,971	14.64%	50,873	50,579	-0.58%

Other operating income
Net foreign exchange gains	34,681	(30,464)	-187.84%	(8,737)	(17,128)	96.04%
Forward contracts in foreign currency	(17,638)	54,768	-410.51%	24,038	27,472	14.29%
Gains(Loss) on sales of investments on equity securities	42,127	(13,208)	-131.35%	—	111	*
Gains on sale of mortgage loan	—	—	0.00%	—	—	0.00%
Dividend income	128,490	121,964	-5.08%	66,544	33	-99.95%
Communication, rent payments and others	514	474	-7.78%	117	112	-4.27%

Total other operating income	188,174	133,534	-29.04%	81,962	10,600	-87.07%

Total income	721,798	857,210	18.76%	271,916	193,542	-28.82%
Operating expenses
Salaries and employee benefits	174,170	197,500	13.39%	49,493	49,738	0.50%
Bonus plan payments	6,600	13,734	108.09%	2,831	3,547	25.29%
Compensation	852	8,072	847.42%	1,002	2,186	118.16%
Administrative and other expenses	211,323	258,873	22.50%	65,417	67,063	2.52%
Deposit security, net	17,486	12,756	-27.05%	3,527	2,175	-38.33%
Donation expenses	53	128	141.51%	29	29	0.00%
Depreciation	23,108	24,061	4.12%	5,997	6,031	0.57%

Total operating expenses	433,592	515,124	18.80%	128,296	130,769	1.93%

Net operating income	288,206	342,086	18.69%	143,620	62,773	-56.29%
Merger expenses	6,632	—	*	—	—	0.00%
Goodwill amortization	7,548	9,218	22.13%	2,305	2,304	-0.04%
Non-operating income (expense)
Other income	86,992	33,091	-61.96%	6,008	10,855	80.68%
Other expense	(16,502)	(17,691)	7.21%	(4,841)	(2,681)	-44.62%
Total non-operating income	70,490	15,400	-78.15%	1,167	8,174	600.43%
Income before income taxes	344,516	348,268	1.09%	142,482	68,643	-51.82%
Income tax expense	(64,402)	(76,869)	19.36%	(31,159)	(20,210)	-35.14%

Net income	280,114	271,399	-3.11%	111,323	48,433	-56.49%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 14, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance